Exhibit (a)(1)(G)

Supplement dated March 20, 2007

to

Offer to Purchase for Cash

by

First American Capital Corporation

for

Up to $500,000 Maximum Aggregate Value of Shares of its Common Stock

At a Purchase Price Not Greater Than $1.72 Nor Less Than $1.50 Per Share

THE TENDER OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MONDAY, APRIL 2, 2007, UNLESS THE COMPANY FURTHER EXTENDS THE OFFER.

First American Capital Corporation, a Kansas corporation (the “Company,” “First American,” “we” or “us”), hereby supplements and amends its Offer to Purchase shares of its common stock, par value $0.01 per share, at a price not greater than $1.72 nor less than an increased minimum of $1.50 per share in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007, as supplemented by this Supplement and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). The minimum price per share is increased from $1.00 to $1.50 per share. The Company will, upon the terms and subject to the conditions of the Offer, determine a single per share price (not greater than $1.72 nor less than $1.50 per share), net to the seller in cash, less any applicable withholding taxes and without interest (the “Purchase Price”), that it will pay for shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of shares so tendered, the prices specified by tendering stockholders, and whether the Company has extended the Offer.

After the Offer expires, we will look at the prices chosen by tendering stockholders within the price range specified and we will select for acceptance (subject to proration, as discussed below) those tendered shares with the lowest tender price first and then those tendered shares with increasing tender prices (in multiples of $0.05 above $1.50 to $1.70 and up to $1.72), up to a tender price level at which the product of the number of all such selected tendered shares, multiplied by the highest tender price at which such shares are so selected, first equals or exceeds $500,000. All shares we acquire in the Offer will be acquired at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than $500,000 in aggregate value of shares properly tender their shares at or below the determined price per share, we will purchase shares tendered by such holders, at the determined price per share, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, determined by dividing the remaining number of shares to be purchased by the Company in the Offer by the number of all shares tendered, from all other stockholders who properly tendered shares at or below the purchase price.

Only shares properly tendered at prices at or below the determined purchase price, and not properly withdrawn, will be purchased. However, because of the proration provision described in this Offer, all of the shares tendered at or below the determined purchase price may not be purchased if more than the number of shares we seek (determined by aggregate value) are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering stockholder at our expense promptly following the Expiration Date. See Section 3 of the Offer.

We reserve the right, in our sole discretion, to purchase more than $500,000 in maximum aggregate value of shares pursuant to the Offer. See Sections 1 and 13 of the Offer.

The Company was advised by UMB Bank, n.a., the Depositary for the Offer, that as of March 16, 2007, a total of 21,700 shares were tendered in the Offer. None of these shares were tendered through notices of guaranteed delivery. Any stockholder who requires tender offer materials may contact UMB, n.a., the Depositary for the Offer, by telephone at 1-800-884-4225 or by writing to UMB Bank, n.a., Securities Transfer Division, 928 Grand Blvd. 5th Floor, Kansas City, MO 64106 or UMB Bank, n.a., Securities Transfer Division, P.O. Box 419064, Kansas City, MO 64141-6064.

Procedures for tendering shares are set forth in Section 3 of the Offer. Tendering stockholders may continue to use the Letter of Transmittal which was previously circulated. While that Letter of Transmittal indicates that the Company is offering to pay $1.00 to $1.72 per share (in multiples of $0.05), stockholders using that Letter of Transmittal will nevertheless be subject to the increased minimum of $1.50 per share. Stockholders who have already tendered their shares need not take any further action to receive the increased minimum of $1.50 per share, if their shares are selected by the Company for purchase in connection with the offer.

Section 6 titled “Conditions of the Offer” in the Offer is deleted and replaced with the following:

Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) of Exchange Act, if at any time on or after March 20, 2007 and prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment) any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the shares in the Offer:

•

there has been threatened, instituted or pending before any court, authority, agency or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which, directly or indirectly:

(1)	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer.

•

there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

(1)	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer; or

(2)	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares.

•	there has occurred any of the following:

(1)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(2)	the commencement or escalation of a war, armed hostilities; or other international or national calamity including an act or acts of terrorism, directly or indirectly involving the United States;

(3)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States; or

(4)	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

•	we learn that:

(1)	any change or event is discovered or is threatened in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or in the ownership of our shares that, in our reasonable judgment, is or may be material to us and our subsidiaries; or

(2)	the consummation of the Offer and the purchase of the shares may cause our common stock to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

* * * * * * * * * * * * * * * * * * * *

The Expiration Date in the Offer is hereby extended to 5:00 p.m., Eastern time on Monday, April 2, 2007. Any reference in the Offer to Kansas City, Missouri time is hereby revised to refer to Eastern time.

The Company has also filed with the SEC an Amendment No. 1 to Tender Offer Statement on Schedule TO dated March 20, 2007 which includes additional information with respect to the Offer, and is incorporated by reference herein. Such amendment, together with the Schedule TO and any future amendments thereto (if any), as well as reports, proxy statements and other information regarding the Company, are available through the SEC’s web site at http://www.sec.gov, and may also be obtained as described under the subsection titled “Where You Can Find More Information” of Section 9 in the Offer.

Except as otherwise set forth or incorporated by reference in this Supplement, the terms and conditions set forth in the Offer and the Letter of Transmittal are applicable in all respects to the Offer. The information set forth herein should be read in conjunction with the Offer, and unless the context requires otherwise, terms not defined herein which are defined in the Offer have the meanings ascribed to them in the Offer.

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